Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Listed Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A (“Itaú Unibanco” or “Company”) informs its stockholders and the market that it sold, as of June 7, 2022, for approximately US$ 153.7 million, an equity interest of 1.21% in the total capital of XP Inc. (“XP”), a company incorporated in the Cayman Islands and listed on Nasdaq. The Company also informs that, on the same date, it has entered into a share purchase agreement with XP with the objective of selling an additional 0.19% of the total capital of XP. This additional sale will be settled in the coming days. Itaú Unibanco remains with a 9.96% interest in XP’s total capital stock. Such participation shall not have material effects on the Company’s capital ratios in this fiscal year. São Paulo (SP), June 8, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence